SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                               SCHEDULE 13E-4


                       ISSUER TENDER OFFER STATEMENT
                    (AMENDMENT NO. 2 - FINAL AMENDMENT)
   (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                       COLEMAN WORLDWIDE CORPORATION
                              (NAME OF ISSUER)


                       COLEMAN WORLDWIDE CORPORATION
                    (NAME OF PERSON(S) FILING STATEMENT)


                LIQUID YIELD OPTION(TM) NOTES DUE MAY 27, 2013
                        (ZERO COUPON-SENIOR SECURED)
                       (TITLE OF CLASS OF SECURITIES)


                                193672 AA 0
                    (CUSP NUMBER OF CLASS OF SECURITIES)


                          BARRY F. SCHWARTZ, ESQ.
                          EXECUTIVE VICE PRESIDENT
                       COLEMAN WORLDWIDE CORPORATION
                         1767 DENVER WEST BOULEVARD
                          GOLDEN, COLORADO  80401
                               (303) 202-2400
    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)


                                  Copy to:
                            ALAN C. MYERS, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                         NEW YORK, NEW YORK  10022
                               (212) 735-3000


                                MAY 23, 1997
                    (DATE TENDER OFFER FIRST PUBLISHED,
                     SENT OR GIVEN TO SECURITY HOLDERS)


(TM) Trademark of Merrill Lynch & Co., Inc.




                                INTRODUCTION

               This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule 13E-4, as amended (the "Schedule 13E-4"), is being filed on behalf of Coleman Worldwide Corporation, a Delaware corporation (the "Company"), to amend the Schedule 13E-4, filed originally by the Company on May 23, 1997, which relates to the offer by the Company to accept for exchange for cash, pursuant to the Indenture dated as of May 27, 1993 between the Company and First Trust National Association, as successor Trustee, any and all of its outstanding Liquid Yield Option(TM) Notes due May 27, 2013 (the "LYONs") at $343.61 per $1,000 principal amount at maturity, net to the exchanging holder of LYONs (a "Holder"), upon the terms and subject to the conditions set forth in the Offer to Accept LYONs for Exchange for Cash dated May 23, 1997 (the "Offer to Accept LYONs for Exchange for Cash"), and in the related Letter of Transmittal (which together constitute the "Exchange Offer").

               Concurrently with the filing of this Amendment No. 2 to the Schedule 13E-4, Ronald O. Perelman, Mafco Holdings Inc. and the Company are filing an Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended (the "Schedule 13E-3"), with the Securities and Exchange Commission with respect to the Exchange Offer.


     ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

             Item 4 is hereby amended and supplemented by the following:

             Following expiration of the Exchange Offer at 12:00 midnight, New York City time, on Friday, June 20, 1997, the Company accepted for exchange all LYONs validly surrendered pursuant to the Exchange Offer. The Company has been informed by the Depositary that $545,053,000 aggregate principal amount at maturity of LYONs (including $274,000 aggregate principal amount at maturity of LYONs surrendered by guaranteed delivery) had been surrendered for exchange pursuant to the Exchange Offer. A copy of the press release issued by the Company on June 23, 1997 relating to the completion of the Exchange Offer is filed as Exhibit (a)(8) hereto and is incorporated herein by reference.


     ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

             Item 9 is hereby amended and supplemented by the following:

             (a)(8)  Press Release dated June 23, 1997.



                                 SIGNATURE

             AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                                    COLEMAN WORLDWIDE CORPORATION

                                    By: /s/ BARRY F. SCHWARTZ
                                        Name:  Barry F. Schwartz
                                        Title: Executive Vice President

     Dated:  June 23, 1997



                               EXHIBIT INDEX

     EXHIBIT        DESCRIPTION
     -------        -----------
     *(a) (1)       Offer to Accept LYONs for Exchange for Cash dated
                    May 23, 1997.

     *(a)(2)        Letter of Transmittal.

     *(a)(3)        Notice of Guaranteed Delivery.

     *(a)(4) Letter to brokers, dealers, commercial banks, trust companies and other nominees dated May 23, 1997.

     *(a)(5) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated May 23, 1997.

     *(a)(6)        Guidelines for Certification of Taxpayer
                    Identification Number.

     *(a)(7)        Press Release dated May 19, 1997.

      (a)(8)        Press Release dated June 23, 1997.

     *(b) Indenture dated as of May 20, 1997 by and among Coleman Escrow Corp., Coleman Worldwide Corporation (only with respect to the non-recourse guarantee and certain collateral security agreements contained in Articles X and XI thereof) and First Trust National Association, as Trustee.

      (c)           Not applicable.

      (d)           Not applicable.

      (e)           Not applicable.

      (f)           Not applicable.

     *(g) Consolidated Financial Statements for the Company for the fiscal years ended December 31, 1996 and December 31, 1995 (audited) and for the three months ended March 31, 1997 and 1996 (unaudited).

     *(h) Consolidated Financial Statements for Coleman for the fiscal years ended December 31, 1996 and December 31, 1995 (audited) and for the three months ended March 31, 1997 and 1996 (unaudited).

     ----------------------
     *    Previously filed.